Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Compton Petroleum announces filing under National Instrument 51-101,
    "Standards of Disclosure for Oil and Gas Activities"

    CALGARY, March 23 /CNW/ - Compton Petroleum Corp. ("Compton" or the
"Company") has filed information regarding its oil and gas reserves as required under National Instrument 51-101 for the year ended December 31, 2005 on the Canadian Securities Administrators' System for Electronic Document
Analysis and Retrieval ("SEDAR"). The filing can be accessed electronically from the SEDAR website at www.sedar.com.

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: Compton Petroleum Corporation, E.G. Sapieha,
President and CEO, N.G. Knecht, VP Finance and CFO, or C.M. King, Manager,
Investor Relations, Telephone: (403) 237-9400, Fax (403) 237-9410, Website :
www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 18:33e 23-MAR-06